Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: June 25, 2015

Sprott Asset Management (“Sprott”) has launched exchange offers that would allow unitholders of Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”) exchange their units of GTU and SBT for units of Sprott Physical Gold Trust (“PHYS”) and Sprott Physical Silver Trust (“PSLV”), respectively. These offers close on July 10, 2015.

TOP 3 REASONS TO TENDER:

#1: PLATFORM

GTU shareholders would move from having a “private holding company” as an administrator to Sprott Asset Management, an established firm with over 150 employees that have the expertise and spends its own capital marketing bullion products.  We believe GTU’s structure and platform have clearly shown they are broken, and therefore likely never to command a premium NAV valuation in a bull market given the increased number of bullion product options in recent years and need for professional management.

#2: SPROTT IS OFFERING MEANINGFUL PREMIUMS TO SHARE PRICES

Sprott expects the offers to meaningfully reduce the NAV discounts impacting GTU and SBT. Based on respective closing prices as of GTU and SBT prior to the announcement of the Sprott offers, the Sprott offers represent premiums of 8% and 9%, respectively.

#3: TAX DEFERRED TRANSACTIONS

Sprott has structured the Sprott offers so that they should qualify as a tax-deferred Reorganization under Section 368 of the U.S. Tax Code. By using the elections available under the Sprott offers, tenders can be either tax deferred or crystalize a gain (or loss) for Canadian income tax purposes.

DON’T MISS THIS OPPORTUNITY: To tender shares and benefit from the Sprott offer, please contact Sprott’s shareholder agent Kingsdale Shareholder Services at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com

To learn more about how these offers will benefit your clients, please see the attached presentation or visit www.sprottadvantage.com

Important Notice

Each Sprott offer is subject to conditions. Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This document is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN

THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

This document does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

This document contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.